UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4) of the

Securities Exchange Act of 1934

OPNET Technologies, Inc.

(Name of Subject Company)

OPNET Technologies, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

683757108

(CUSIP Number of Class of Securities)

Marc A. Cohen

Chairman of the Board and Chief Executive Officer

OPNET Technologies, Inc.

7255 Woodmont Avenue

Bethesda, Maryland 20814-7900

(240) 497-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With copies to:

Jennifer Fonner DiNucci Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Brent B. Siler Cooley LLP Reston Town Center 11951 Freedom Drive Reston, Virginia 20190-5656 (703) 456-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by OPNET Technologies, Inc., a Delaware corporation (the “Company” or “OPNET”), with the Securities and Exchange Commission on November 14, 2012 and subsequently amended by Amendment No. 1 on November 21, 2012. This Statement relates to an exchange offer by Octagon Acquisition Corp., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of Riverbed Technology, Inc., a Delaware corporation (“Riverbed”), disclosed in a Tender Offer Statement on Schedule TO, dated November 14, 2012 (as amended or supplemented from time to time, the “Schedule TO”), to acquire all of the outstanding shares of Common Stock of OPNET (the “Shares”) in exchange for consideration per Share consisting of (i) $36.55 in cash and (ii) 0.2774 of a share of Riverbed common stock, par value $0.001 per share (the “Riverbed Stock”), without interest, and upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, dated November 14, 2012 (as originally filed with the registration statement on Form S-4 with the Securities and Exchange Commission relating to the shares of Riverbed Stock to be issued to the stockholders of OPNET in the Offer and the Merger, and as amended or supplemented from time to time, the “Prospectus/Offer to Exchange”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Prospectus/Offer to Exchange constitute the “Offer”). Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged.

Item 9. Exhibits.

Exhibit No.	Description

(a)(5)(K)	Frequently Asked Questions Regarding the Treatment of the OPNET Restricted Stock Awards Issued On or After September 12, 2012 in the Merger

(a)(5)(L)	Frequently Asked Questions Regarding the Treatment of the OPNET Restricted Stock Issued Prior to September 12, 2012 in the Merger

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPNET Technologies, Inc.

By:	/s/ Dennis R. McCoy
Dennis R. McCoy, Chief Legal Officer

Dated: November 30, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(K)	Frequently Asked Questions Regarding the Treatment of the OPNET Restricted Stock Awards Issued On or After September 12, 2012 in the Merger

(a)(5)(L)	Frequently Asked Questions Regarding the Treatment of OPNET Restricted Stock Issued Prior to September 12, 2012 in the Merger